Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

ANNOUNCEMENT MADE PURSUANT TO RULES 13.51(2)(U) AND 13.51B(2) OF THE LISTING RULES

This announcement is made pursuant to Rule 13.51(2)(u) and Rule 13.51B(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Tuya Inc. (the “Company”, together with its subsidiaries and consolidated affiliated entities, the “Group”) was informed that, on July 21, 2023, Mr. YANG Yi, an executive director of the Company, received service of process in relation to a putative securities class action lawsuit (the “Lawsuit”) filed in the United States District Court for the Southern District of New York. The Lawsuit was initiated in August 2022 but had not been served on Mr. YANG Yi until recently. The Company, along with, among others, the directors of the Company in office at the time of the listing of the American Depositary Shares of the Company on the New York Stock Exchange in 2021 (the “U.S. Listing”) were named as defendants (collectively, “Director Defendants”). It is expected that our remaining Director Defendants who were directors of the Company in office at the time of the U.S. Listing will be served as a matter of course. The Lawsuit is purportedly brought on behalf of a class of persons or entities who purchased American Depositary Shares of the Company in or traceable to the Company’s U.S. Listing, alleging violation of the disclosure requirements under the U.S. Securities Act of 1933.

The Lawsuit has been disclosed in the Form 20-F of the Company for the fiscal year 2022 which was published on April 26, 2023. The Company has been advised that litigation similar to the Lawsuit is not uncommon for companies listed in the U.S ; and while the outcome is uncertain, the Company believes the Lawsuit is without merit and the Company will vigorously contest the allegations made thereunder. Since the Lawsuit is still in the preliminary stage, the Company is currently unable to estimate the potential outcome, if any, associated with the resolution of the Lawsuit. The Company will closely monitor developments relating to the Lawsuit and continue to evaluate its impact on the Group.

The board (“Board”) of directors of the Company does not believe that the Lawsuit has any material adverse impact on the business and/or operations of any member of the Group. The Company will update the shareholders and potential investors on material developments regarding the Lawsuit in accordance with the Listing Rules as and when appropriate.

* For identification purposes only.

Save as disclosed herein, there is no other information relating to the Lawsuit that shall be disclosed pursuant to Rule 13.51(2) or Rule 13.51B(2) of the Listing Rules nor any matters which need to be brought to the attention of the shareholders of the Company.

Shareholders of the Company and investors are advised to exercise caution when dealing in the securities of the Company.

By order of the Board
Tuya Inc.
WANG Xueji
Chairman

Hong Kong, July 26, 2023

As at the date of this announcement, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. LIU Yao as executive directors; Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as independent non-executive directors.

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